SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. )*

HEARTLAND EXPRESS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

422347104

(CUSIP Number)

January 7, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1 (b)

[X] Rule 13d-1 (c)

[ ] Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422347104	13G	Page ___2__ of ___5___ Pages

1.	NAME OF REPORTING PERSONS REDWOOD CAPITAL INVESTMENTS, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION MARYLAND
NUMBER OF SHARES	5.	SOLE VOTING POWER 4,285,444
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER -0-
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 4,285,444
PERSON WITH	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,285,444
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%(1)
12.	TYPE OF REPORTING PERSON OO

(1) Based on 85,152,840 shares outstanding as of November 6, 2015, as disclosed by the Issuer on its Quarterly Report on Form 10-Q that was filed on November 9, 2015.

CUSIP No. 422347104	Page 3 of 5 Pages

Item 1.

(a) Name of Issuer:

Heartland Express, Inc.

(b) Address of Issuer's Principal Executive Offices:

901 North Kansas Avenue

North Liberty, Iowa 52317

Item 2.

(a) Name of Person Filing:

Redwood Capital Investments, LLC

(b) Address of Principal Business Office or, if None, Residence:

7301 Parkway Dr.

Hanover, MD 21076

(c) Citizenship:

Maryland

(d) Title of Class of Securities:

Common Stock, $0.01 par value

(e) CUSIP Number:

422347104

Item 3. If this Statement is filed pursuant to Rules 13-d1(b) or 13d-2(b), or (c), check whether the person is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 422347104	Page 4 of 5 Pages

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership:

(a) Amount Beneficially Owned:

See Item 9 on Cover Page.

(b) Percent of Class:

See Item 11 on Cover Page.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 on Cover Page.

(ii)	Shared power to vote or direct the vote:

See Item 6 on Cover Page.

(iii)	Sole power to dispose or direct the disposition of:

See Item 7 on Cover Page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on Cover Page

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP No. 422347104	Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 15, 2016	REDWOOD CAPITAL INVESTMENTS, LLC

/s/ David M. Watson
		Name:	David M. Watson
		Title:	Principal